[Letterhead of Muldoon Murphy & Aguggia LLP]

March 17, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Chicopee Bancorp, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Chicopee Bancorp, Inc., the holding company for Chicopee Savings Bank, a Massachusetts chartered savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $9,906 which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/S/ SEAN P. KEHOE
Sean P. Kehoe

/Enclosures

cc:	William J. Wagner, Chicopee Bancorp, Inc.

Larry M.F. Spaccasi, Esq.